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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8 - 67721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Van, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric V. Standifer (510)-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Vichow Krause, LLP
(Name -- *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Van, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

PRATISTHA RAI
COMM. # 2078185
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 13, 2018

JAS1

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

BLAYLOCK VAN, LLC

CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Blaylock Van, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blaylock Van, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "consolidated statement of financial condition"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2014.

New York, New York
February 26, 2018

BLAYLOCK VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2017		
ASSETS		
Cash and cash equivalents	$	4,522,366
Receivables from clearing brokers, including clearing deposits of $500,000		957,007
Investment banking, commission and other receivables, net		1,116,145
Fixed assets, net		76,897
Other assets		136,057
Total assets	$	6,808,472
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	586,327
Deferred compensation		253,742
Total liabilities		840,069
Liabilities subordinated to claims of general creditors, net of deferred financing costs of $46,500		2,453,500
Commitments and contingencies		
Members' equity		
Non-controlling interest		19,878
Members' equity		3,495,025
Total members' equity		3,514,903
Total liabilities and members' equity	$	6,808,472

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Blaylock Van, LLC, formerly known as Blaylock Beal Van, LLC, (the "Company" or "BV") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company's primary offices are located in New York, NY, Oakland, CA and Chicago, IL. In March, 2017, the Company effected a name change, as approved by FINRA, to Blaylock Van, LLC. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. On February 18, 2016 BV acquired a 50% ownership in SPI Strategies, LLC, ("SPI") a California limited liability company and registered investment advisor and affiliate of BV from a related party. At the time of the acquisition, the fair value of SPI was determined to be zero as the assets and liabilities were nil and no payment was made for the acquisition. SPI was determined to be a variable interest entity ("VIE") as BV and its management personnel significantly participate in the decisions and operations of SPI and these parties are the primary beneficiaries and members of SPI.

BV's operations consist of distributing and underwriting investment banking debt and equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BV periodically trades on its own account, typically in municipal positions, and may incur trading gains and losses. During the year ended December 31, 2017, BV earned / incurred gains of $58,549. For the year ended December 31, 2017, these gains are included in other income in the consolidated statement of operations. As of December 31, 2017, BV held no investment positions in its own account. Additional sources of revenue come from commissions from agency transactions in equity securities. SPI's operations consist of the management of assets in the capacity of investment manager.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of BV and its variable interest entity SPI (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. As of December 31, 2017, the Company had no open trading positions. All security positions purchased and sold during the year were valued using Level 1 inputs. The Company recognized a net gain of approximately $59,000 for the year ended December 31, 2017 on trading positions which is included in the consolidated statement of operations as other income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Deferred Financing Costs

Deferred financing costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized over the life of the debt.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis.

If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term. Gains or losses from securities classified as trading are included in the consolidated statement of operations as other income.

Investment Banking Revenues and Receivables

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions are recorded on a trade-date basis. The Company may enter into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Investment Management Revenue

The Company receives management fees for its services as an investment manager. Fees are generally based on a fixed amount of basis points calculated as a percentage of the net average value of the accounts managed and billed in accordance with the terms of the agreements.

1. Nature of business and summary of significant accounting polies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax but does not expect to have any liability in 2017 as a result of its current year operating loss.

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2014. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequences.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

1. Nature of business and summary of significant accounting polies (continued)

Recent Accounting Pronouncements (continued)

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial position and cash flows.

2. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2017 are as follows:

Computer equipment	$	340,226
Furniture and fixtures		85,558
Leasehold improvements		14,218
		440,002
Less accumulated depreciation		363,105
	$	76,897

In December, 2017, the Company entered into a capital lease obligation, collateralized by the related assets, for the purchase of computer equipment in the amount of $79,095. At December 31, 2017 the amount due on the lease of $76,897 is included in the consolidated statement of financial condition in accounts payable and accrued expenses. Depreciation expense for the year ended December 31, 2017 aggregated $2,197.

The lease is non-interest bearing and is payable monthly. The amount of the remaining lease commitments are approximately $26,000, $26,000, and $25,000, for the years ended December 31, 2018, 2019, and 2020 respectively.

3. Liabilities subordinated to claims of general creditors

Subordinated Loan Agreements

On December 14, 2017, FINRA approved a prepayment of $1,000,000, the remaining balance due on the equity cash subordinated loan agreement due to mature on January 31, 2018. On that same date, FINRA approved a new equity cash subordinated loan agreement, effective December 31, 2017, with the same lender in the amount of $1,000,000, which was funded by the approved prepayment and replaced the subordinated loan due to mature on January 31, 2018. The new loan matures on December 31, 2020 and bears interest at 12% per annum payable quarterly. Interest expenses for the year ended December 31, 2017 approximated $120,000 as related to this subordinated loan. Interest has been paid through December 31, 2017.

3. Liabilities subordinated to claims of general creditors (continued)

Subordinated Loan Agreements (continued)

On July 21, 2017, FINRA approved a new equity cash subordinated loan agreement, effective July 21, 2017, in the amount of $1,500,000. The new loan matures on July 21, 2020 and bears interest at 400 basis points above the five- year U.S. Treasury rate, (1.81% at July 21, 2017), as adjusted on an annual basis, payable quarterly. On July 11, 2017 the Company's existing Class A Member transferred one Class A Share to the lender in consideration of $10. The Company incurred costs associated with this loan in the aggregate of $54,000 which are being amortized over the life of the loan. At December 31, 2017 the amount of the unamortized deferred loan costs of $46,500 are included in the consolidated statement of financial condition as a reduction to the related subordinated debt liability. Amortization expense for the year ended December 31, 2017 aggregated $7,500. Interest expenses for the year ended December 31, 2017 approximated $39,000 as related to this subordinated loan. Interest has been paid through December 31, 2017.

4. Variable Interest Entity and Related party transactions

On February 18, 2016 BV acquired a 50% ownership in SPI, a California limited liability company and registered investment advisor and affiliate of BV, from a related party. SPI was determined to be a VIE as BV and its management personnel significantly participate in the decisions and operations of SPI and these parties are the primary beneficiaries and members of SPI.

On April 1, 2016, the Company entered into a sublicense agreement with SPI for the use of a market data research system licensed by the Company from Robert Van Securities, Inc., ("RVSI"), a Class A Member of the Company. Under the terms of the license, the Company pays 100% of the costs of the market data research system and related research tool expenses to the various data providers necessary to facilitate use of the system in lieu of any license fees to the licensor. Under the terms of the sublicense between the Company and SPI, SPI reimburses BV for a proportionate share, based on percentage of use and amended from time to time, of the costs of the market data research system and related research tool expenses to the various data providers necessary to facilitate use of the system in lieu of any sublicense fees to the sublicensor. During 2017, SPI reimbursed BV approximately $74,000 for market data costs.

During 2017, BV allocated expenses of approximately $153,000 to SPI for reimbursement of compensation and other operating expenses under the terms of an expense sharing agreement executed by the two parties.

At December 31, 2017, BV had a receivable due from SPI of approximately $115,000 for the above related expenses. BV had an additional receivable due from SPI in the amount of approximately $38,000 for its share of a capital lease obligation related to the purchase of computer equipment which is due over a three-year period. For the year ended December 31, 2017, SPI incurred a net profit of $101,595. All related expenses and inter-company transactions have been eliminated in consolidation.

At December 31, 2017, the assets and liabilities of SPI consisted of the following:

Assets:	
Cash	$ 23,971
Management fees receivable	135,278
Fixed assets, net	37,773
Other assets	1,684
	$ 198,706
Liabilities and equity:	
Due to BV	$ 152,951
Accounts payable	6,000
Members' equity	39,755
	$ 198,706

5. Members' equity

The equity of the Company is divided into four classes of shares, Class A, Class B, Class C and Class D shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2017, RVSI owns 99.8% of Class A shares which represents approximately a 58% membership interest in the Company. The Class B, Class C and Class D members have no voting rights. The Class B, Class C and Class D shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B, Class C and Class D members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2017, Blaylock & Co. ("B&C") owns 100% of the Class B Shares which represents approximately a 33% membership interest in the Company. Jamaica Money Market Bank ("JMMB") owns 100% of Class C shares which represents approximately a 1% membership interest of the Company. As of December 31, 2017, Kalispel Economic Tribal Authority ("KTEA") owns 100% of the Class D Shares which represents approximately an 8% membership interest in the Company.

Profits and losses are allocated equally to Class A, Class B and Class C members based on their actual ownership percentage without regard to the class of shares owned. The Class D member is not allocated profits and losses unless all other members have negative balances in their capital accounts; thereafter all remaining net losses are allocated to the Class D member.

The Company shall make distributions as follows; first the Class D member is entitled to an annual fixed preferred distribution, payable quarterly, in the amount of $125,000; second 100% of distributions shall be made to Class A, B and C members in proportion to their share percentage interest until such time as such members have received an amount per share equal to the fixed preferred distribution; third, distributions shall be made equally among all members in proportion to their share percentage interest.

On October 2, 2017, KTEA agreed to purchase 131 Class D Shares for a purchase price of $1,000,000. The Company incurred expenses of $65,000 in conjunction with the share purchase. The Company also has the right to redeem all or any of the Class D shares at a price per share equal to the Class D purchase price on or after the participating end date, which is the third anniversary of the issue date.

On October 3, 2017, B&C agreed to sell to the Company 341 of its 910 total Class B Shares for a redemption price of $749,450. The Company elected the bonus method of accounting for this redemption, whereby the assets used to pay off the withdrawing partner are adjusted to their fair values with the difference between the revalued assets and the withdrawing partners' capital balance allocated to the remaining partners based on their profit and loss ratios. The Company also has the option, through December 31, 2018, to purchase the remaining Class B Shares at a price per share equal to the Class B redemption price.

6. Benefit Plans

Profit Sharing Plan

The Company has an established nonqualified supplemental deferred compensation plan (the "BV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of awards is at the sole discretion of the Board of Directors. The deferred compensation vests 1/3 on the first day of the succeeding plan year three years after contributions are made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2017, the undistributed deferred compensation amount of approximately $254,000 is fully vested. All of the compensation cost related to the plan have been recognized as of December 31, 2017 and there were no grants issued in 2017. In January 2018, the Company voluntarily terminated the plan. The Company is required to wait a minimum of one year, as required by ERISA, to distribute the deferred compensation to the active participants.

6. Benefit Plans (continued)

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment. Company 401(k) matching contributions were approximately $109,000 for the year ended December 31, 2017. In 2017 employees were able to defer up to $18,000 (plus $6,000 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

7. Net capital requirement and computation

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $4,738,000 which was approximately $4,638,000 in excess of its minimum requirements of $100,000.

For FINRA reporting purposes, the financial statements of SPI are not consolidated with BV in accordance with Consolidated Computations of Net Capital and Aggregate Indebtedness for Certain Subsidiaries and Affiliates Rule 15c3-1c (Appendix C) as SPI is not majority owned and its obligations are not guaranteed, endorsed or assumed by BV. As a result, the assets and liabilities of SPI as described in Note 4 are excluded from BV's FOCUS filings. At December 31, 2017, for FINRA reporting purposes, the statement of financial condition reflects an amount due from affiliate, SPI, of $187,828 which consists of the total aggregate amount due from SPI of $152,951, plus the Company's cumulative share of the SPI profit of $34,877. In the statement of operations, the SPI current year profit of $50,797 is included as equity earnings (losses) of unconsolidated affiliates.

8. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to the Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

11. Commitments and contingencies

Commitments

The Company has contractual commitments for certain market data services for periods not to exceed two years from the balance sheet date. Amounts committed are approximately $274,000 and $90,000, for the years ended December 31, 2018 and 2019, respectively.

The Company leases its office space under leases which expire between 2019 and 2022.

Aggregate future minimum annual lease payments in the years subsequent to December 31, 2017 are as follows:

Year ending December 31,	
2018	$530,000
2019	477,000
2020	370,000
2021	351,000
2022 and later	169,000
	$1,897,000

Rent expense for the year ended December 31, 2017 was approximately $548,000 which is included in occupancy expense in the statement of operations. Included in other assets is approximately $98,000 pledged as security deposits for office leases

Contingencies

In the normal course of business, the Company has been named as a defendant in various legal and arbitration matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred between the period of December 31, 2017 through February 26, 2018 that would require recognition or disclosure in the financial statements.